FOR IMMEDIATE RELEASE	January 22, 2025

Micromem White Paper Submission to Chevron

Toronto, Ontario and New York, New York, January 22, 2025 - Micromem Technologies Inc. ("Micromem" or the "Company") (CSE: MRM, OTCQB: MMTIF) is pleased to announce the submission of a white paper report to Chevron ("White Paper") titled "Sensors for Water Contamination Monitoring in Oil Wells and Flood Zones." The report was authored by Professor Harry E. Ruda, FRSC, FIoN, FInstP, FIMMM, FIET, FCAE (Stan Meek Chair Professor in Nanotechnology, University of Toronto Director, Centre for Advanced Nanotechnology, Professor, Department of Materials Science and Engineering, Professor, Ted Rogers Department of Electrical and Computer Engineering), a distinguished academic in nanotechnology and materials science, and outlines innovative sensor technology for monitoring water contamination in oil wells and flood zones.  A copy of the White Paper will be made available on the company's website.

This White Paper provides an overview of the existing technologies for measuring contamination in water and the surrounding atmosphere, particularly in flood zones. It explores solutions to address wastewater contamination, ultimately aiming to promote environmental remediation. The White Paper discusses a range of sensor technologies that enable real-time monitoring of pollutants in both water and air, highlighting their potential value for commercial and municipal water management.

A Global Health Imperative.

Groundwater contamination and atmospheric pollutants represent critical global health issues. To address these challenges, it is essential to understand, in real-time, the concentrations and types of contaminants. The proposed technology integrates sensors with Artificial Intelligence (AI) and Machine Learning (ML) capabilities to enhance monitoring precision. Micromem, a key player in the development of this technology, is currently evaluating drone-based applications equipped with sensors as an early practical use case. Further announcements regarding the progress of this technology and early adopters are expected.

Micromem projects the generation of potential revenues from this initiative starting in the summer of 2025.

About Micromem.

Micromem Technologies Inc. and its subsidiaries, a publicly traded (OTCQB: MMTIF, CSE: MRM), company analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated sensor applications, the Company successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing and other industries. Visit www.micromeminc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company's actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words "believe," "expect," "anticipate," "estimate," "project," "plan," "should," "intend," "may," "will," "would," "potential," and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: OTCQB - Symbol: MMTIF

 CSE - Symbol: MRM

Shares issued: 581,085,698

SEC File No: 0-26005

Investor Contact:  info@micromeminc.com; Tel. 416-364-2023 Subscribe to receive News Releases by Email on our website's home page.  www.micromeminc.com